DATE:  June 21st, 2004

TRADING SYMBOL:

TORONTO & OSLO:  CRU, FRANKFURT:  KNC, OTC-BB-other:  CRUGF

WWW.CREWGOLD.COM

N E W S   R E L E A S E

Seqi Olivine Project Funding Approved

LONDON, United Kingdom, DATE June 21st, 2004, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB-other: CRUGF): Crew is pleased to report that Minelco AB (“Minelco”), a subsidiary of leading iron ore producer LKAB of Sweden, has informed Crew that the investment capital, as defined by the feasibility study for the Seqi Olivine project, has been approved by LKAB’ board.  Under the terms of the existing agreement between Crew and Minelco AB this investment will grant Minelco a 51% shareholding of the project.

The finalized mining and engineering alternatives of the project will be put out to tender shortly.  An application has been submitted to the Greenlandic authorities regarding permits for an extensive bulk sampling programme this year, including the quarrying and shipping of olivine for industrial testing abroad.  The parties expect that the permitting and construction of the facilities for full scale quarrying, crushing and shipping commercial quantities of olivine from the Seqi quarry will be finalized during the second half of 2005.  The quarry has been designed for an all-year operation with a total annual capacity of approximately 1.7 million tonnes.  Further expansion is feasible if required.

Crew acquired the mineral rights to the Seqi olivine deposit in early 2003.  Seqi is a large, homogenous olivine deposit located just 90 km North of Greenland’s capital city Nuuk.  It has high purity and a favourable chemical composition, consisting of 97% forsteritic olivine.  The deposit is located less than 1500 m from the sea in a protected fjord, which provides all-year access for large ocean going vessels.

Due to the nature of the industry, and commercial considerations, disclosure of specific details of the feasibility study and the cost structure of the future quarrying operations will be limited.  The framework and terms of the shareholder agreement between Crew and Minelco was negotiated and agreed as part of the option agreement and with the confirmed financial commitment from Minelco the finalization of the shareholder agreement can take place.

The establishment of the Seqi project will be the second mineral operation for Crew in Greenland and has been possible due to the positive approach and support of such developments by the Greenlandic authorities.

JAN A. VESTRUM

President & CEO

This news release contains certain “Forward-Looking Statements”.  All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 1932 268 755), or send an email to enquiries@crew.com  For more information about Crew, additional contact information or to subscribe to future news releases, please visit our website www.crewgold.com